                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           APRIA HEALTHCARE GROUP INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of class of securities)

                                    037933108
                                 (CUSIP number)

                               Ralph V. Whitworth
                            Relational Investors, LLC
                     4330 La Jolla Village Drive, Suite 220
                           San Diego, California 92122
                                 (619) 597-9400
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  April 7, 1999
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                 SCHEDULE 13D

CUSIP No. 037933108

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      RELATIONAL INVESTORS, LLC
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            7,690,166
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              7,690,166
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,690,166
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        14.83%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 037933108

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      RELATIONAL INVESTORS, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            4,557,564
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              4,557,564
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,557,564
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.79%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 037933108

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      RELATIONAL COAST PARTNERS, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        WC/OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            204,594
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              204,594
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        204,594
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.39%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 037933108

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      RELATIONAL FUND PARTNERS, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
        WC/OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            390,148
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              390,148
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        390,148
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.75%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 037933108

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      RELATIONAL PARTNERS, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        WC/OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            644,189
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              644,189
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        644,189
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.24%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 037933108

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      RALPH V. WHITWORTH
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            7,690,166
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            7,690,166
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,690,166
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        14.83%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 037933108

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      DAVID H. BATCHELDER
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        See Item 3
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            75,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            7,690,166
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              75,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            7,690,166
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,765,166
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        14.98%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 037933108

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      JOEL L. REED
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            7,690,166
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            7,690,166
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,690,166
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        14.83%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D statement dated October 9, 1997, as amended to date by Amendments Nos. 1 through 3 (the "Schedule 13D"), relating to the common stock, par value $0.001 per share (the "Shares") of Apria Healthcare Group Inc. (the "Company"). Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The answer to Item 3 is hereby amended by the addition, following the last paragraph thereof, of the following:

         The source and amount of funds for Shares acquired since November 20, 1998, the date of Amendment No.3 to the Schedule 13D, are as follows:

         Accounts managed by RILLC purchased an aggregate of 92,649 Shares for total consideration (including brokerage commissions) of $1,110,908 derived from capital in the managed accounts and margin borrowings from the clients' margin accounts at Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ").

         RILP purchased an aggregate of 638,104 Shares for total consideration (including brokerage commissions) of $7,645,039 derived from the capital of RILP.

         RFP purchased an aggregate of 16,543 Shares for total consideration (including brokerage commissions) of $198,200 derived from the capital of RFP and margin borrowings from a margin account at DLJ.

         RCP purchased an aggregate of 23,733 Shares for total consideration (including brokerage commissions) of $284,342 derived from the capital of RCP and margin borrowings from a margin account at DLJ.

         RP purchased an aggregate of 70,371 Shares for total consideration (including brokerage commissions) of $843,106 derived from the capital of RP and margin borrowings from a margin account at DLJ.

         Interest on the margin debt balance of each of the margin accounts described above is charged at the then Federal Funds Rate plus 75 basis points. DLJ has a lien on the Shares held by the account managed by RILLC and those held by each of RFP, RCP and RP to secure the repayment of the margin borrowings described above.

         Options to acquire 1,666 Shares held by Ralph Whitworth, as a Director of the Company, under the 1997 Stock Incentive Plan of the Company became exercisable on February 24, 1999.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The answers to Item 5(a), (b) and (c) are hereby amended and restated in their entirety, as follows:

         (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 7,765,166 Shares constituting 14.98% of the outstanding Shares. The percentage of Shares owned is based upon 51,799,035 Shares outstanding at April 1, 1999 as set forth in the Company's Form 10-K for the fiscal year ended December 31, 1998. In addition, in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, 51,666 Shares which are subject to stock options exercisable within 60 days of the date of this Amendment and which are deemed to be beneficially owned by the Reporting Persons (collectively), and each of RILLC and Messrs. Whitworth, Batchelder and Reed are deemed to be outstanding for the purpose of computing the percentages of Shares outstanding owned by the Reporting Persons (collectively), RILLC and Messrs. Whitworth, Batchelder and Reed (but not RILP, RFP, RCP or RP).

         Each of the Reporting Persons may be deemed to have direct beneficial ownership of Shares as follows:

NAME                 NUMBER OF SHARES      PERCENT OF OUTSTANDING SHARES
----                 ----------------      -----------------------------
David Batchelder            75,000                     0.14%
RILLC                    1,893,671                     3.65%
RILP                     4,557,564                     8.79%
RFP                        390,148                     0.75%
RCP                        204,594                     0.39%
RP                         644,189                     1.24%

         RILLC, in its capacity as an investment management consultant, may be deemed to possess direct beneficial ownership of the 1,842,005 Shares that are owned by separate accounts which it manages and of the 51,666 Shares which are subject to stock options exercisable within 60 days of the date of this Amendment. In addition, RILLC, as the sole general partner of each of RILP, RFP, RCP and RP may be deemed indirectly to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 5,796,495 Shares (or 11.18% of outstanding Shares) of which one of RILP, RFP, RCP or RP may be deemed to possess direct beneficial ownership.

         In addition to the Shares of which Mr. Batchelder is the direct beneficial owner, as a Managing Member of RILLC, Mr. Batchelder, as well as Messrs. Whitworth and Reed may be deemed to share beneficial ownership of the 7,690,166 Shares (or 14.83% of outstanding Shares) which RILLC may beneficially own. Each of Messrs. Whitworth, Batchelder and Reed disclaims beneficial ownership of such 7,690,166 Shares for all other purposes.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

         (b) Mr. Batchelder has the sole power to vote or direct the vote of 75,000 Shares and the sole power to dispose or direct the disposition of such Shares.

         RILP has the sole power to vote or direct the vote of 4,557,564 Shares and the sole power to dispose or direct the disposition of such Shares.

         RFP has the sole power to vote or direct the vote of 390,148 Shares and the sole power to dispose or direct the disposition of such Shares.

         RCP has the sole power to vote or direct the vote of 204,594 Shares and the sole power to dispose or direct the disposition of such Shares.

         RP has the sole power to vote or direct the vote of 644,189 Shares and the sole power to dispose or direct the disposition of such Shares.

         RILLC has the sole power to vote or direct the vote of 1,842,005 Shares held by separate accounts which it manages and of 51,666 Shares that are subject to stock options exercisable within 60 days of the date of this Amendment, and the sole power to dispose or direct the disposition of such Shares. In addition, RILLC, as sole General Partner of RILP, RFP, RCP and RP, may be deemed to have the sole power to vote or direct the vote of 5,796,495 Shares held by such Reporting Persons, and the sole power to dispose or direct the disposition of such Shares. Messrs. Batchelder, Whitworth and Reed, as the Managing Members of RILLC, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

         (c) Information concerning transactions in the Shares by the Reporting Persons during the past sixty (60) days is set forth in Exhibit 1B attached hereto.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

         The answer to Item 6 is hereby amended by the addition, following the last paragraph thereof, of the following:

         On March 30, 1999, the Company announced that, as a result of improvements in the capital markets and in the Company's results of operation and financial position, the Company intends to pursue a $50 million financing with unrelated third parties on terms more favorable to the Company than those of the Rights Offering and that the Company will not proceed with the Rights Offering in the event that such a third-party financing can be completed with pricing acceptable to the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        The following Exhibits are filed herewith:

        1. Information concerning transactions in the Shares effected by the Reporting Persons (as of October 9, 1997).*

        1A Information concerning transactions in the Shares effected by the Reporting Persons within the last sixty days (as of November 20, 1998).***

        1B Information concerning transactions in the Shares effected by the Reporting Persons within the last sixty days (as of April 8, 1999).

        2. Customer Agreement with Donaldson, Lufkin & Jenrette Securities Corporation.*

        3.      Joint Filing Agreement.*

        4. Stockholder Agreement, dated February 3, 1998, among JLL Argosy Apria, LLC, CIBC WG Argosy Merchant Fund 2, LLC, Joseph Littlejohn & Levy Fund III, L.P., Relational Investors, LLC, HBI Financial, Inc. and Apria Healthcare Group, Inc.**

        5. Standby Purchase Agreement dated as of November 3, 1998, between Apria Healthcare Group Inc. and Relational Investors, LLC, on behalf of the entities named therein.***

        6. Registration Rights Agreement dated as of November 3, 1998, between Apria Healthcare Group Inc. and Relational Investors, LLC, on behalf of the entities named therein.***

* Filed with the initial Schedule 13D of the Reporting Persons, dated October 9, 1997.

* Filed with Amendment No. 2 to the Schedule 13D of the Reporting Persons, dated February 5, 1998.

*** Filed with Amendment No. 3 to the Schedule 13D of the Reporting Persons, dated November 20, 1998.

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this statement is true, complete and correct.

Dated: April 8, 1999

RELATIONAL INVESTORS, L.P.
RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RELATIONAL PARTNERS, L.P.

By:  Relational Investors, LLC
       as general partner to each

       By: /s/ David Batchelder
           -----------------------------
               David Batchelder
               Managing Member


RELATIONAL INVESTORS, LLC

By: /s/ David Batchelder
    ------------------------------------
    David Batchelder
    Managing Member


/s/ Ralph V. Whitworth
----------------------------------------
Ralph V. Whitworth


/s/ David H. Batchelder
----------------------------------------
David H. Batchelder


/s/ Joel L. Reed
----------------------------------------
Joel L. Reed

                                  EXHIBIT INDEX

EXHIBIT NO.                     DESCRIPTION
-----------                     -----------

1. Information concerning transactions in the Shares effected by the Reporting Persons (as of October 9, 1997).*

1A Information concerning transactions in the Shares effected by the Reporting Persons within the last sixty days (as of November 20, 1998).***

1B Information concerning transactions in the Shares effected by the Reporting Persons within the last sixty days (as of April 8, 1999).

2.             Customer Agreement with Donaldson, Lufkin & Jenrette Securities
               Corporation.*

3.             Joint Filing Agreement.*

4. Stockholder Agreement, dated February 3, 1998, among JLL Argosy Apria, LLC, CIBC WG Argosy Merchant Fund 2, LLC, Joseph Littlejohn & Levy Fund III, L.P., Relational Investors, LLC, HBI Financial, Inc. and Apria Healthcare Group, Inc.**

5. Standby Purchase Agreement dated as of November 3, 1998 between Apria Healthcare Group Inc. and Relational Investors, LLC, on behalf of the entities named therein.***

6. Registration Rights Agreement dated as of November 3, 1998 between Apria Healthcare Group Inc. and Relational Investors, LLC, on behalf of the entities named therein.***

* Filed with the initial Schedule 13D of the Reporting Persons, dated October 9, 1997.

** Filed with Amendment No. 2 to the Schedule 13D of the Reporting Persons, dated February 5, 1998.

*** Filed with Amendment No. 3 to the Schedule 13D of the Reporting Persons, dated November 20, 1998.